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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----

                            Sterling Commerce, Inc.
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                               (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                  859,205,106
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                                (CUSIP Number)


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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 19, 2000
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 6 Pages)



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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  859205106                    13D                 Page 2 of 6
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 1   NAME OF REPORTING PERSONS:                 SBC Silver, Inc.
     ---------------------------------------------------------------------------
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE
     PERSONS:
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a)[X]

                                                                          (b)[ ]
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 3   SEC USE ONLY


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 4   SOURCE OF FUNDS:                 AF


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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):                                [ ]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION:      State of Delaware

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 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH       7,399,345
     REPORTING PERSON
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 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]
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 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     9.2%
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10   TYPE OF REPORTING PERSON                           CO


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CUSIP No.  859205106                   13D                 Page 3 of 6
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 1   NAME OF REPORTING PERSONS:                 SBC Communications Inc.
     ---------------------------------------------------------------------------
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE    43-1301883
     PERSONS:
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a)[x]

                                                                          (b)[_]
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 3   SEC USE ONLY


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 4   SOURCE OF FUNDS:           00,WC


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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):                                [ ]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION:      State of Delaware

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 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         7,399,345
     REPORTING PERSON
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 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]
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 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)   9.2%


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10   TYPE OF REPORTING PERSON                           CO


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                                                          Page 4 of 6 Pages
                                                               ---    ---
Item 1.  Security and Issuer.

             This statement relates to shares of common stock, par value $.01 per share, of Sterling Commerce, Inc. (the "Company"). The Company's principal executive offices are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201.


Item 2.  Identity and Background.

             This Schedule is being filed by SBC Communications Inc. ("SBC"), a Delaware corporation, and SBC Silver, Inc., a Delaware corporation and wholly-owned subsidiary of SBC ("SBC Silver"). The business address of each of SBC and SBC Silver is 175 E. Houston, San Antonio, Texas 78205. SBC's principal business is providing telecommunications services. SBC Silver was formed for the sole purpose of initiating and consummating the Offer (defined below). Neither SBC nor SBC Silver has been, during the last five years, convicted in a criminal proceeding. Neither SBC nor SBC Silver has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

             See Item 4. below.


Item 4.  Purpose of Transaction.


             On February 19, 2000, SBC and SBC Silver entered into a merger agreement (the "Merger Agreement") with the Company whereby SBC Silver agreed to offer to purchase, in a tender offer (the "Offer") to the Company's stockholders, all of the outstanding shares of Common Stock and the related preferred stock purchase rights of the Company (the "Rights" and together with the Common Stock, the "Shares") at a price of $44.25 per Share. In connection with the Merger Agreement, SBC and SBC Silver entered into a stockholder's agreement (the "Stockholder's Agreement") with Sterling L.
             Williams, Chairman of the Board, Sam Wyly, director, Charles J. Wyly, Jr., director, and Warner C. Blow, Chief Executive Officer and director (collectively, the "Stockholders"). Pursuant to the Stockholder's Agreement, each of the Stockholders has agreed to tender all of his outstanding Shares in the Offer, vote all of his outstanding Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and the Stockholder's Agreement and any other actions required in furtherance of the Merger Agreement or the
             Stockholder's Agreement, and against any competing takeover proposals. In connection therewith, each Stockholder is required to provide an irrevocable proxy to SBC Silver for the Shares which such Stockholder is entitled to vote at any meeting of stockholders of the Company or consent in lieu of such meeting. The Merger Agreement and the Stockholder's Agreement are filed as Exhibits
             (d)(1) and (d)(2), respectively, to SBC Silver's and SBC's Schedule TO filed with the Securities and Exchange Commission on February
             25, 2000.
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                                                               Page 5 of 6 Pages



Item 5.  Interest in Securities of the Issuer.

         Each of SBC Silver and SBC may be deemed to beneficially own all of the 7,399,345 Shares subject to the Stockholder's Agreement, which Shares represent 9.2% of the outstanding shares of Common Stock. See Item 4.

         Other than entering into the Stockholder's Agreement, SBC Silver and SBC have not effected any transactions in the Company's securities during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

         See Item 4.

Item 7.  Materials to be Filed as Exhibits.

         (a) Merger Agreement (Incorporated by reference from SBC Silver's and SBC's Schedule TO filed on February 25, 2000).

         (b) Stockholders' Agreement (Incorporated by reference from SBC Silver's and SBC's Schedule TO filed on February 25, 2000).
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                                                               Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 25, 2000 that the information set forth in this statement is true, complete and correct.



                                   SBC SILVER, INC.


                                   By: /s/ James S. Kahan
                                      ------------------------------------------
                                   Name:  James S. Kahan
                                   Title: Vice President


                                   SBC COMMUNICATIONS INC.


                                   By: /s/ James S. Kahan
                                      ------------------------------------------
                                   Name:  James S. Kahan
                                   Title: Senior Executive Vice President --
                                          Corporate Development



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